Anglo Irish Bank Corporation plc

18/21 St Stephen's Green
Dublin 2
Ireland

Telex: 91734 SWIFT: AngoIE2D
Website: www.angloirishbank.com

Fax: Banking +353 1 6162481
Fax: Treasury +353 1 6162467
Fax: Personal Deposits +353 1 6162483
Fax: Personnel +353 1 6162488

02 SEP -4 AM 10:40

02049662

ANGLO
IRISH
BANK

16 August 2002

Office of International Corporate Finance,
Securities & Exchange Commission,
450 Fifth Street N.W.,
Washington D.C. 20549,
U.S.A.

SUPPL

PROCESSED
SEP 06 2002
THOMSON
FINANCIAL

Re: Anglo Irish Bank Corporation Plc (File No. 82-3791) 12g3-2 (b) Exemption.

Dear Sirs,

Please find enclosed information and/or documents furnished by Anglo Irish Bank Corporation plc (file No. 82-3791) under paragraph (b) (1) (iii) Rule 12g3-2, which information shall not be deemed "Filed" with the SEC or otherwise subject to the liabilities of Section 18 of the U.S. Securities Exchange Act of 1934.

Yours faithfully,
ANGLO IRISH BANK

R. Murphy

Encl.

dlw 9/5

STOCK EXCHANGE

DATE	ANNOUNCEMENT
6 June 2002	Dealing by Director (x1)
12 June 2002	Paragraph 16.4 Notification - Fintan Drury
17 June 2002	Retirement of Director - Bill Barrett
18 June 2002	Dealing by Director (x1)
21 June 2002	Dealing by Director (x1)
24 June 2002	Dealing by Director (x2)
25 June 2002	Dealing by Director (x1)
27 June 2002	Notification of Substantial Holding
16 July 2002	Dealing by Director (x5)
18 July 2002	Issuance of Tier One Non Innovative Capital Security
25 July 2002	Dealing by Director (x1)
26 July 2002	Dealing by Director (x1)

COMPANIES REGISTRATION OFFICE

5 June 2002	Form B5 – Return of Allotments/Companies Capital Duty 167,000 new shares.
26 June 2002	Form B5 – Return of Allotments/Companies Capital Duty 80,000 new shares.
5 July 2002	Form B10 – Resignation of Bill Barrett as Director.
4 July 2002	Form B5 – Return of Allotments/Companies Capital Duty 7,000 new shares.
16 July 2002	Form B5 – Return of Allotments/Companies Capital Duty 359,038 new shares.
31 July 2002	Form B5 – Return of Allotments/Companies Capital Duty 139,000 new shares.

SCHEDULE 11

02 SEP -1 ... 10:1...

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS No: 419414

1. Name of company

Anglo Irish Bank Corporation plc

2. Name of director

Patrick Wright

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Patrick Wright

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

It does not

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Share Purchase

7. Number of shares / amount of stock acquired

12,180

8. Percentage of issued class

0.0037 %

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary €0.32

12. Price per share

€6.80

13. Date of transaction

6 June 2002

14. Date company informed

10 June 2002

15. *Total holding following this notification*

Chase Nominees Ltd	**138,335**
Russell Nominees Ltd	**12,750**
Merrion Stockbrokers Nominee Ltd a/c 2210	**10,130**
Patrick Wright	**28,280**
Total Holding	***189,495***

16. Total percentage holding of issued class following this notification

0.058 %

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Ronan Murphy - 00 3531 616 2506

25. Name and signature of authorised company official responsible for making this notification

Ronan Murphy, Group Secretary

Date of Notification

11 June 2002

02 SEP -4 AM 10:1

12 June 2002

Company Announcements Office,
London Stock Exchange,
Old Broad Street,
London EC2N 1HP,
UK.

Re: Fintan Drury - Paragraph 16.4 Notification
AVS No: 281609

Dear Sir,

In compliance with paragraph 16.4 of the Listing Rules, I now confirm the following information in relation to Mr. Fintan Drury who was appointed to the Board of Directors of the Bank on 30 May 2002. The information which follows is in addition to that already disclosed to the Stock Exchange on 30 May 2002.

In relation to paragraph 16.4 (a):

A list of the Directorships of Mr. Fintan Drury is attached.

In relation to paragraph 16.4 (b) [the details required by paragraph 6.F.2 (b) to (g)]:

There are no further details under paragraph 6.F.2 (b) to (g) to be disclosed in respect of Mr. Fintan Drury.

Yours faithfully,
ANGLO IRISH BANK

R. Murphy
Group Secretary

FINTAN DRURY

LIST OF DIRECTORSHIPS

Current Directorships

Name of Company	Registration Number
Drury Sports Management Limited	196067
Drury Hospitality Limited	318580
Drury Communications (Northern Ireland) Limited	NI 30180
Compupharma Limited	8278326F
Dolphin Trolleys Limited	314657
Eurocart (Ireland) Limited	304723
Truro Limited	315508
Maynooth University Foundation Limited	308957
Cappagrove Limited	297411

Past Directorships

Sage Media Group Limited	6343060
DEA Limited	312953
ESRAS Films Limited	261074
Drury Communications Limited	139459

ANGLO IRISH BANK ANNOUNCES THE RETIREMENT OF BILL BARRETT FROM THE BOARD

Anglo Irish Bank Corporation plc today (17 June 2002) announced that Bill Barrett will retire from the Bank and its Board with effect from 5 July 2002.

Commenting on the retirement, Mr Sean FitzPatrick, Group Chief Executive said:
"We are very grateful to Bill for the significant contribution he has made to the Bank since he joined the Group in 1985. His stewardship has been invaluable in the development and prosperity of the Bank".

-- ends --

AVS No. 838048

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS No: 992779

1. Name of company

Anglo Irish Bank Corporation plc

2. Name of director

Ned Sullivan

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2 above and Spouse

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Aurum Nominees Limited a/c 333318

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Director named in 2 above and Spouse

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Share Purchase

7. Number of shares / amount of stock acquired

50,000

8. Percentage of issued class

0.0154 %

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary €0.32

12. Price per share

2,000 at €6.52
23,000 at €6.54
25,000 at €6.55

13. Date of transaction

18 June 2002

14. Date company informed

18 June 2002

15. Total holding following this notification

152,507

16. Total percentage holding of issued class following this notification

0.047 %

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Ronan Murphy - 00 3531 616 2506

25. Name and signature of authorised company official responsible for making this *notification*

Ronan Murphy, Group Secretary

Date of Notification

19 June 2002

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS No: 298421

1. Name of company

Anglo Irish Bank Corporation plc

2. Name of director

Ned Sullivan

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2 above and Spouse

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Aurum Nominees Limited a/c 333318

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Director named in 2 above and Spouse

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Share Purchase

7. Number of shares / amount of stock acquired

30,000

8. Percentage of issued class

0.009 %

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary €0.32

12. Price per share

20,000 at €6.369858
10,000 at €6.45

13. Date of transaction

21 June 2002

14. Date company informed

21 June 2002

15. Total holding following this notification

182,507

16. Total percentage holding of issued class following this notification

0.056 %

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Ronan Murphy - 00 3531 616 2506

25. Name and signature of authorised company official responsible for making this notification

Ronan Murphy, Group Secretary

Date of Notification

24 June 2002

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS No. 382610

1. Name of company

Anglo Irish Bank Corporation plc

2. Name of director

Ned Sullivan

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2 above and Spouse

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Aurum Nominees Limited a/c 333318

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Director named in 2 above and Spouse

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Share Purchase

7. Number of shares / amount of stock acquired

20,000

8. Percentage of issued class

0.006 %

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary €0.32

12. Price per share

€6.37

13. Date of transaction

24 June 2002

14. Date company informed

24 June 2002

15. Total holding following this notification

202,507

16. Total percentage holding of issued class following this notification

0.062 %

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. *Name of contact and telephone number for queries*

Ronan Murphy - 00 3531 616 2506

25. Name and signature of authorised company official responsible for making this notification

Ronan Murphy, Group Secretary

Date of Notification

25 June 2002

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS No. 185786

1. Name of company

Anglo Irish Bank Corporation plc

2. Name of director

Fintan Drury

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Chase Nominees Limited

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

It does not

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Share Purchase

7. Number of shares / amount of stock acquired

5,000

8. Percentage of issued class

0.0015 %

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary €0.32

12. Price per share

€6.47

13. Date of transaction

24 June 2002

14. Date company informed

24 June 2002

15. Total holding following this notification

5,000

16. Total percentage holding of issued class following this notification

0.0015 %

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Ronan Murphy - 00 3531 616 2506

25. Name and signature of authorised company official responsible for making this notification

Ronan Murphy, Group Secretary

Date of Notification

25 June 2002

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Anglo Irish Bank Corporation plc

2. Name of director

Fintan Drury

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Chase Nominees Limited

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

It does not

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Share Purchase

7. Number of shares / amount of stock acquired

5,000

8. Percentage of issued class

0.0015 %

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary €0.32

12. Price per share

€6.36

13. Date of transaction

25 June 2002

14. Date company informed

25 June 2002

15. Total holding following this notification

10,000

16. Total percentage holding of issued class following this notification

0.003 %

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Ronan Murphy - 00 3531 616 2506

25. Name and signature of authorised company official responsible for making this notification

Ronan Murphy, Group Secretary

Date of Notification

26 June 2002

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

AVS No. 333790

02 SEP -1 PM 10:57

1. Name of company

Anglo Irish Bank Corporation plc

2. Name of shareholder having a major interest

Bank of Ireland Asset Management Ltd

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

16,041,578 shares are registered in the name of Bank of Ireland Nominees Ltd and 125,292 shares are registered in the name of Nortrust Nominees Ltd as registered owners only on behalf of a range of clients who are each the beneficial owner of a portion of the shareholding.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Bank of Ireland Nominees Ltd	**16,041,578 ordinary shares**
Nortrust Nominees Ltd	**125,292 ordinary shares**

5. Number of shares / amount of stock acquired

Not stated

6. Percentage of issued class

0.0%

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary €0.32

10. Date of transaction

11. Date company informed

27 June 2002

12. Total holding following this notification

16,166,870

13. Total percentage holding of issued class following this notification

4.98%

14. Any additional information

15. Name of contact and telephone number for queries

Ronan Murphy (01) 6162506

16. Name and signature of authorised company official responsible for making this notification

Ronan Murphy

Date of notification

27 June 2002

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS
AVS NO: 299406

1. Name of company

Anglo Irish Bank Corporation plc

2. Name of director

William Anthony McAteer

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2 above & Spouse

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

William Anthony McAteer	**657,548**
Marie McAteer	**1,362**
Anglo Irish Bank (Nominees) Ltd a/c 359	**12,719**

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Director named in 2 above & Spouse

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Beneficial Acquisition of shares pursuant to Scrip Dividend Offer

7. Number of shares / amount of stock acquired

6

8. Percentage of issued class

0.000002 %

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary €0.32

12. Price per share

€6.868436

13. Date of transaction

16 July 2002

14. Date company informed

16 July 2002

15. Total holding following this notification

671,635

16. Total percentage holding of issued class following this notification

0.207%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Ronan Murphy - 00 3531 616 2506

25. Name and signature of authorised company official responsible for making this notification

Ronan Murphy, Group Secretary

Date of Notification

26 July 2002

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS No. 922560

1. Name of company

Anglo Irish Bank Corporation plc

2. Name of director

Tiarnan O Mahoney

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Tiarnan O Mahoney	**475,271**
Anglo Irish Bank (Nominees) Ltd a/c 359	**12,719**

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

It does not

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Beneficial Acquisition of shares pursuant to Scrip Dividend Offer

7. Number of shares / amount of stock acquired

62

8. Percentage of issued class

0.00002 %

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary €0.32

12. Price per share

€6.868436

13. Date of transaction

16 July 2002

14. Date company informed

16 July 2002

15. Total holding following this notification

488,052

16. Total percentage holding of issued class following this notification

0.150%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Ronan Murphy - 00 3531 616 2506

25. Name and signature of authorised company official responsible for making this notification

Ronan Murphy, Group Secretary

Date of Notification

26 July 2002

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS NO: 065471

1. Name of company

Anglo Irish Bank Corporation plc

2. Name of director

Peter Cyril Murray

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Peter Cyril Murray

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Director named in 2 above

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Beneficial Acquisition of shares pursuant to Scrip Dividend Offer

7. Number of shares / amount of stock acquired

299

8. Percentage of issued class

0.00009 %

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary €0.32

12. Price per share

€6.868436

13. Date of transaction

16 July 2002

14. Date company informed

16 July 2002

15. Total holding following this notification

Peter Cyril Murray	**61,511**
Trustees of the AAML Executive Pension Plan	**29,000**
	90,511

16. Total percentage holding of issued class following this notification

0.028%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Ronan Murphy - 00 3531 616 2506

25. Name and signature of authorised company official responsible for making this notification

Ronan Murphy, Group Secretary

Date of Notification

26 July 2002

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS No. **508421**

1. Name of company

Anglo Irish Bank Corporation plc

2. Name of director

Patrick Wright

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Chase Nominees Limited	**122,535**
Russell Nominees Limited	**12,750**
Merrion Stockbrokers Nominee Limited a/c 2210	**38,410**

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Director named in 2 above

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Beneficial Acquisition of shares pursuant to Scrip Dividend Offer

7. Number of shares / amount of stock acquired

727

8. Percentage of issued class

0.0002 %

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary €0.32

12. Price per share

€6.868436

13. Date of transaction

16 July 2002

14. Date company informed

16 July 2002

15. Total holding following this notification

190,222

16. Total percentage holding of issued class following this notification

0.058%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Ronan Murphy - 00 3531 616 2506

25. Name and signature of authorised company official responsible for making this notification

Ronan Murphy, Group Secretary

Date of Notification

26 July 2002

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS NO: 674917

1. Name of company

Anglo Irish Bank Corporation plc

2. Name of director

Ned Sullivan

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2 above & Spouse

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Aurum Nominees Limited a/c 333318

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Director named in 2 above & Spouse

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Beneficial Acquisition of shares pursuant to Scrip Dividend Offer

7. Number of shares / amount of stock acquired

501

8. Percentage of issued class

0.00015 %

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary €0.32

12. Price per share

€6.868436

13. Date of transaction

16 July 2002

14. Date company informed

16 July 2002

15. Total holding following this notification

203,008

16. Total percentage holding of issued class following this notification

0.062%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Ronan Murphy - 00 3531 616 2506

25. Name and signature of authorised company official responsible for making this notification

Ronan Murphy, Group Secretary

Date of Notification

26 July 2002

ANGLO IRISH BANK RAISE
GBP 160 MILLION (€250 MILLION) TIER ONE CAPITAL

Anglo Irish Bank Corporation plc announced today (18th July 2002) the raising of GBP 160 million (€250m) of tier one capital through the issuance of a "Tier One Non-Innovative Capital Security" (TONICS).

This instrument will further enhance the capital resources of the Bank and support the ongoing growth of the balance sheet. It will also facilitate substantial growth in earnings, without recourse to ordinary shareholders. Priced at 7.625%, this issue is perpetual in nature.

Arranged and lead by Merrill Lynch, on behalf of Anglo Irish Bank, UK based institutions took up the issue.

-ends-

For further information please contact:

Tiarnan O Mahoney
Chief Operating Officer
Telephone: (01) 616 2600
Mobile: 087 2570381

AVS No: 698137

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Anglo Irish Bank Corporation plc

2. Name of director

Fintan Drury

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Chase Nominees Limited

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Director named in 2 above

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Share Purchase

7. Number of shares / amount of stock acquired

5,000

8. Percentage of issued class

0.0015 %

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary €0.32

12. Price per share

€5.75

13. Date of transaction

25 July 2002

14. *Date company informed*

25 July 2002

15. Total holding following this notification

15,000

16. Total percentage holding of issued class following this notification

0.0046 %

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. *Total amount paid (if any) for grant of the option*

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Ronan Murphy - 00 3531 616 2506

25. Name and signature of authorised company official responsible for making this notification

Ronan Murphy, Group Secretary

Date of Notification

26 July, 2002

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS No: 504972

1. Name of company

Anglo Irish Bank Corporation plc

2. Name of director

Michael Jacob

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Michael Jacob Pension Fund (Tilhurst Limited)

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Director named in 2 above

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Share Purchase

7. Number of shares / amount of stock acquired

11,000

8. Percentage of issued class

0.003 %

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary €0.32

12. Price per share

€5.85

13. Date of transaction

26 July 2002

14. Date company informed

26 July 2002

15. Total holding following this notification

Michael Desmond Jacob	**32,637**
Michael & Helen Jacob	**327,044**
Helen & Michael Jacob	**2,600**
Michael Jacob Pension Fund (Tilhurst Ltd)	**11,000**
Total Shareholding	***373,281***

16. Total percentage holding of issued class following this notification

0.1149 %

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Ronan Murphy - 00 3531 616 2506

25. Name and signature of authorised company official responsible for making this notification

Ronan Murphy, Group Secretary

Date of Notification

29 July, 2002

This form should be lodged with the
Revenue Commissioners,
Companies Capital Duty Section,
Capital Taxes Division,
Stamping Building,
Dublin Castle, Dublin 2,
who will forward it to the
Companies Registration Office.

Companies Registration Office
Companies Capital Duty

Companies Acts, 1963 to 2001

Return of allotments

Section 58, Companies Act, 1963
Section 67 to 75, Finance Act, 1973

Company Number

22045

B5 (Euro)

The return must be delivered within one month after the allotment

Company Name *in full*

Anglo Irish Bank Corporation plc

Effective centre of management if outside the State

Registered Office

Stephen Court, 18/21 St Stephen's Green, Dublin 2

Note One
The period between the first and last dates should not exceed one month.

Date of allotment(s) made on 05/06/2002
notes one and two

or made from ____________ to ____________

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date.

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
Rachel Barry Tir na Nog, Castlemungret, Mungret, Co Limerick	Ordinary Euro 0.32	5,000
Gordon Drake 28 Vicarage Park, Braddan, Isle of Man.	Ordinary Euro 0.32	55,000
Neil Murphy 4 Bracken Crescent, North Circular Road, Limerick.	Ordinary Euro 0.32	2,000
Patrick O'Hara Flat 2, 5 De Vere Gardens, Kensington, London W8 5AR.	Ordinary Euro 0.32	25,000
Ian Short Broadway Villa, 56 Wallingford Street, Wantage, Oxon OX12 8AU.	Ordinary Euro 0.32	80,000

Presenter's Name: Ronan Murphy

Address: Anglo Irish Bank Corporation plc
18/21 St Stephen's Green, Dublin 2.

Telephone 01 616 2506

Reference rm/cj

coform

B

Consideration for allotment(s) consist of ***(✓ as appropriate)***

Cash ☑	Non-Cash ☐	Both Cash and Non-Cash ☐
Complete Section C	Complete Section D	Complete Sections C & D

Shares allotted in consideration of capitalisation of profits or reserves only (Section 68(1) Finance Act, 1973) ☐

Exemption claimed under Section 72 Finance Act, 1973, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
140,000	Ordinary	0.32	0.77	108,435.63
27,000	Ordinary	0.32	1.09	29,483.32

Denomination Euro

Conversion rate, if any

Total value of consideration € 137,936.95

Enter this amount in page 3 section E1

D

Allotment(s) for non-cash consideration

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Shares allotted under Share Option Scheme

Denomination

Conversion rate, if any

Total value of consideration € 0.00

Enter this amount in page 3 section E2

Note Three
The total value of the consideration must be stated for allotments for non-cash consideration

I hereby certify that the above particulars contained in this form are correct

☐ Director ☑ Company Secretary

Signature [signature]

Date 27 June, 2002.

Name *Block letters please*

RONAN MURPHY

coform

Companies Capital Duty

Calculation of Duty

Statement required under
Section 69, Finance Act, 1973, as amended

Company Number

22045

Date of allotment(s) made on 05/06/2002
notes one and two

or made from ______________ to ______________

E Value of assets contributed or to be contributed		**F** Nominal value of shares allotted	
1. Total from Section C	€ 137,936.95		1. Amount/ Denomination
+			
2. Total from Section D	€ 0.00		2. Conversion Rate
3. Total 1 + 2 above	€ 137,936.95	€	3. Amount in €
4. Expenses *note four*	€ 0.00		
5. Total 3 - 4	€ 137,936.95		

Note Four
Ascertained in accordance with the provisions of Section 70 Finance Act, 1973. Full details including copies of invoices and receipts, must be submitted with this form.

Greater amount of boxes E5 or F3

€ 137,936.95

Stamp Duty at € 1.27 per € 127.00 or part thereof — € 1,380.00

Interest for ______________ months *note five* — € 0.00

Note Five
Interest at the rate of 1% per month or part of a month is charged on duty not paid within one month of the date of the allotment. (Round to nearest €).

Total Due (CCD) — € 1,380.00

\+

12.00
€~~12.70~~ Companies Office Registration Fee

Total Due (CCD + Reg. Fee) — € 1,392.00

Companies Capital Duty must be paid before lodgement of this return with the Companies Registration Office.

coform

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

Companies Acts, 1963 to 2001

Return of allotments

Section 58, Companies Act, 1963
Section 67 to 75, Finance Act, 1973

Company Number

22045

B5 (Euro)

The return must be delivered within one month after the allotment

Company Name *in full*

Anglo Irish Bank Corporation plc

Effective centre of management if outside the State

Registered Office
Stephen Court, 18/21 St Stephen's Green, Dublin 2

Note One
The period between the first and last dates should not exceed one month.

Date of allotment(s) made on 26/06/2002
notes one and two

or made from ____________ to ____________

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be *effected within one month* of the <u>first</u> date.

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
Fearghal Eastwood 130 Bangor Road, Holywood, Co Down BT18 0ET.	Ordinary Euro 0.32	25,000
Desmond Whyte Sea Breeze, 4 Red Island, Skerries, Co Dublin	Ordinary Euro 0.32	55,000

Presenter's Name: Ronan Murphy

Address: Anglo Irish Bank Corporation plc
18/21 St Stephen's Green, Dublin 2

Telephone 01 616 2506

Reference rm/cj

coform

B

Consideration for allotment(s) consist of *(✓ as appropriate)*

Cash ☑	Non-Cash ☐	Both Cash and Non-Cash ☐
Complete Section C	Complete Section D	Complete Sections C & D

Shares allotted in consideration of capitalisation of profits or reserves only (Section 68(1) Finance Act, 1973) ☐

Exemption claimed under Section 72 Finance Act, 1973, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
55,000	Ordinary	0.32	1.09	60,058.63
25,000	Ordinary	0.32	2.55	63,750.00

Denomination Euro

Conversion rate, if any

Total value of consideration € 123,808.63

Enter this amount in page 3 section E1

D

Allotment(s) for non-cash consideration

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Shares allotted under Share Option Scheme

Denomination

Conversion rate, if any

Total value of consideration *note three* € 0.00

Enter this amount in page 3 section E2

Note Three
The total value of the consideration must be stated for allotments for non-cash consideration

I hereby certify that the above particulars contained in this form are correct

☐ Director ☑ Company Secretary

Signature [signature]

Date

Name *Block letters please*

Ronan Murphy

coform

Companies Capital Duty

Calculation of Duty

Statement required under
Section 69, Finance Act, 1973, as amended

Company Number

22045

Date of allotment(s) made on 26/06/2002
notes one and two

or made from ____________ to ____________

E Value of assets contributed or to be contributed		**F** Nominal value of shares allotted	
1. Total from Section C	€ 123,808.63		1. Amount/ Denomination
+			
2. Total from Section D	€ 0.00		2. Conversion Rate
3. Total 1 + 2 above	€ 123,808.63	€	3. Amount in €
4. Expenses *note four*	€ 0.00		
5. Total 3 - 4	€ 123,808.63		

Note Four
Ascertained in accordance with the provisions of Section 70 Finance Act, 1973. Full details including copies of invoices and receipts, must be submitted with this form.

Greater amount of boxes E5 or F3

€ 123,808.63

Stamp Duty at € 1.27 per € 127.00 or part thereof — € 1,239.00

Interest for ____________ months *note five* — € 0.00

Note Five
Interest at the rate of 1% per month or part of a month is charged on duty not paid within one month of the date of the allotment. (Round to nearest €).

Total Due (CCD) — € 1,239.00

+

12.00
€12.70 Companies Office Registration Fee

Total Due (CCD + Reg. Fee) — € 1,251.00

Companies Capital Duty must be paid before lodgement of this return with the Companies Registration Office.

cro form

Companies Registration Office

Notice of change of directors or secretaries or in their particulars

Companies Acts, 1963 to 2001

Registration fee stamp to be affixed above

Section 195, Companies Act, 1963

Section 51, Companies Act 1990

Company Number

22045

B10

S. 195 of the Companies Act 1963, as amended by S.51 of the Companies Act, 1990, now requires that all registers of Directors should be modified by the insertion of each director's date of birth, nationality and foreign directorships. S. 195(9) requires that where an annual return containing those particulars has not been filed with the registrar, full particulars of all directors should be included in this form

Please complete using black block capitals or typewriting

Company Name *in full*

Anglo Irish Bank Corporation plc

Gives notice of the following change(s) *note one*

William R. Barrett resigned as Director of the Company.

Date change(s) take(s) effect Day 5 Month 7 Year 2002

Particulars of new director (including shadow director)/secretary *note two*

Surname *note three* | Forename *note three*

Former surname *note five* | Former forename *note five*

Business Occupation *note four* | Date of Birth *note four* Day Month Year

Home address *note three* | Nationality *note four*

Other directorships *note six* | Registered at *note seven* | Company number

I hereby consent to act as director / secretary of the aforementioned company *note two*

Signature Date

I hereby certify that the particulars contained in this form are correct

☐ Director ☒ Company Secretary

Signature [signature] Date 19/7/02

Name *Block letters please*

Ronan Murphy

Presenter's Name: Ronan Murphy

Address: Anglo Irish Bank Corporation plc, 18/21 St Stephen's Green, Dublin 2

Telephone 01 616 2506

Reference rm/cj

Note one
Give details of change(s) and specify date. Only changes which occur on the same date may be registered by this notification. Otherwise, separate notifications should be made. If a new director or secretary has been appointed complete the next section.

Note two
Delete as appropriate. Where particulars of directors are included by virtue of section 195(9) the directors consent need not be completed.

Note three
Insert full name (initials will not suffice) and usual residential address. Where all the partners in a firm are joint secretaries the name and principal address of the firm alone may be given.

Note four
Applicable to directors only

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

Companies Acts, 1963 to 2001

Return of allotments

Section 58, Companies Act, 1963
Section 67 to 75, Finance Act, 1973

Company Number

22045

B5 (Euro)

The return must be delivered within one month after the allotment

Company Name *in full*

Anglo Irish Bank Corporation plc

Effective centre of management if outside the State

Registered Office
Stephen Court, 18/21 St Stephen's Green, Dublin 2.

Note One
The period between the first and last dates should not exceed one month.

Date of allotment(s)
notes one and two

made on 04/07/2002

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date.

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
Karen O'Brien 6 Log na Gcapall, Greenpark, South Circular Road, Limerick	Ordinary Euro 0.32	7,000

Presenter's Name
Ronan Murphy

Address
Anglo Irish Bank Corporation plc
18/21 St Stephen's Green, Dublin 2

Telephone 01 616 2506

Reference rm/cj

coform

nsideration for allotment(s) consist of (✓ as appropriate)

Cash ☑	Non-Cash ☐	Both Cash and Non-Cash ☐
Complete Section C	Complete Section D	Complete Sections C & D

Shares allotted in consideration of capitalisation of profits or reserves only (Section 68(1) Finance Act, 1973) ☐

Exemption claimed under Section 72 Finance Act, 1973, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
7,000	Ordinary	0.32	0.77	5,421.

Denomination: Euro

Conversion rate, if any:

Total value of consideration: € 5,421

Enter this amour page 3 section f

D

Allotment(s) for non-cash consideration

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each shar

Full details of consideration

Shares allotted under the Share Option Scheme

Denomination

Conversion rate, if any

Total value of consideration note three €

Note Three
The total value of the consideration must be stated for allotments for non-cash consideration

I hereby certify that the above particulars contained in this form are correct

☐ Director ☑ Company Secret

Signature

Date

Name *Block letters please*

Ronan Murphy

B

Consideration for allotment(s) consist of ***(✓ as appropriate)***

Cash ☑	Non-Cash ☐	Both Cash and Non-Cash ☐
Complete Section C	Complete Section D	Complete Sections C & D

Shares allotted in consideration of capitalisation of profits or reserves only (Section 68(1) Finance Act, 1973) ☐

Exemption claimed under Section 72 Finance Act, 1973, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
7,000	Ordinary	0.32	0.77	5,421.78

Denomination Euro

Conversion rate, if any

Total value of consideration € 5,421.78

Enter this amount in page 3 section E1

D

Allotment(s) for non-cash consideration

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Shares allotted under the Share Option Scheme

Denomination

Conversion rate, if any

Total value of consideration note three € 0.00

Enter this amount in page 3 section E2

Note Three
The total value of the consideration must be stated for allotments for non-cash consideration

I hereby certify that the above particulars contained in this form are correct

☐ Director ☑ Company Secretary

Signature [signature] Date

Name *Block letters please*

Ronan Murphy

coform

Companies Capital Duty

Calculation of Duty

Statement required under
Section 69, Finance Act, 1973, as amended

Company Number

22045

Date of allotment(s)
notes one and two

made on 04/07/2002

or made from ______ to ______

	E		F	
	Value of assets contributed or to be contributed		Nominal value of shares allotted	
1. Total from Section C	€ 5,421.78			1. Amount/ Denomination
2. Total from Section D	€ 0.00			2. Conversion Rate
3. Total 1 + 2 above	€ 5,421.78		€	3. Amount in €
4. Expenses *note four*	€ 0.00			
5. Total 3 - 4	€ 5,421.78			

Note Four
Ascertained in accordance with the provisions of Section 70 Finance Act, 1973. Full details including copies of invoices and receipts, must be submitted with this form.

Greater amount of boxes E5 or F3

€ 5,421.78

Stamp Duty at € 1.27 per € 127.00 or part thereof — € 55.00

Interest for ______ months *note five* — € 0.00

Note Five
Interest at the rate of 1% per month or part of a month is charged on duty not paid within one month of the date of the allotment. (Round to nearest €).

Total Due (CCD) — € 55.00

\+

€12.70 Companies Office Registration Fee

Total Due (CCD + Reg. Fee) — € 67.00

Companies Capital Duty must be paid before lodgement of this return with the Companies Registration Office.

coform

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

Companies Acts, 1963 to 2001

Return of allotments

Section 58, Companies Act, 1963
Section 67 to 75, Finance Act, 1973

Company Number 22045

B5 (Euro)

The return must be delivered within one month after the allotment

Company Name *in full*

Anglo Irish Bank Corporation plc

Effective centre of management if outside the State

Note One
The period between the first and last dates should not exceed one month.

Registered Office
Stephen Court, 18/21 St Stephen's Green, Dublin 2

Date of allotment(s) made on 16/07/2002
notes one and two

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the <u>first</u> date.

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
Allotment in respect of shares issued under Scrip Dividend		

Presenter's Name: Ronan Murphy

Address: Anglo Irish Bank Corporation plc
18/21 St Stephen's Green, Dublin 2

Telephone 01 616 2506

Reference rm/cj

form

B

Consideration for allotment(s) consist of *(✓ as appropriate)*

Cash ☑	Non-Cash ☐	Both Cash and Non-Cash ☐
Complete Section C	Complete Section D	Complete Sections C & D

Shares allotted in consideration of capitalisation of profits or reserves only (Section 68(1) Finance Act, 1973) ☐

Exemption claimed under Section 72 Finance Act, 1973, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
359,038	Ordinary	0.32	6.868436	2,466,029.53

Denomination Euro

Conversion rate, if any

Total value of consideration € 0.00

Enter this amount in page 3 section E1

D

Allotment(s) for non-cash consideration

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Shares allotted under Scrip Dividend

Denomination

Conversion rate if any

Total value of consideration *note three* € 0.00

Enter this amount in page 3 section E2

Note Three
The total value of the consideration must be stated for allotments for non-cash consideration

I hereby certify that the above particulars contained in this form are correct

☐ Director ☑ Company Secretary

Signature [signature]

Date 15 August 2002.

Name *Block letters please*

Ronan Murphy

coform

Companies Capital Duty

Calculation of Duty

Statement required under
Section 69, Finance Act, 1973, as amended

Company Number

22045

Date of allotment(s) made on 16/07/2002
notes one and two

or made from ______________ to ______________

E	**F**
Value of assets contributed or to be contributed	Nominal value of shares allotted
1. Total from Section C: € 0.00	1. Amount/ Denomination:
+	
2. Total from Section D: € 0.00	2. Conversion Rate:
3. Total 1 + 2 above: € 0.00	3. Amount in €: €
4. Expenses *note four*: € 0.00	
5. Total 3 - 4: € 0.00	

Note Four
Ascertained in accordance with the provisions of Section 70 Finance Act, 1973. Full details including copies of invoices and receipts, must be submitted with this form.

Greater amount of boxes E5 or F3

€ 0.00

Stamp Duty at € 1.27 per € 127.00 or part thereof: € 0.00

Interest for ______________ months *note five*: € 0.00

Note Five
Interest at the rate of 1% per month or part of a month is charged on duty not paid within one month of the date of the allotment. (Round to nearest €).

Total Due (CCD): € 0.00

\+

Euro 12.00
~~€12.70~~ Companies Office Registration Fee

Total Due (CCD + Reg. Fee): € 12.00

Companies Capital Duty must be paid before lodgement of this return with the Companies Registration Office.

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

Companies Acts, 1963 to 2001

Return of allotments

Section 58, Companies Act, 1963
Section 67 to 75, Finance Act, 1973

Company Number 22045

B5 (Euro)

The return must be delivered within one month after the allotment

Company Name *in full*

Anglo Irish Bank Corporation plc

Effective centre of management if outside the State

Registered Office

Stephen Court, 18/21 St Stephen's Green, Dublin 2.

Note One
The period between the first and last dates should not exceed one month.

Date of allotment(s) *notes one and two* made on 31/07/2002

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date.

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
David Costelloe 13 Barrington Street, Limerick	Ordinary Euro 0.32	7,000
Thady Coughlan Balcassian House, Fanningstown, Crecora, Co. Limerick	Ordinary Euro 0.32	7,000
Rachel Hegarty 16 Highview Court, College Road, Harrow Weald, HA3 6EG, UK.	Ordinary Euro 0.32	5,000
Gordon Parker 14 Cullerne Close, Ewell Village, Surrey KT17 1XY, UK	Ordinary Euro 0.32	100,000
David Waite 6 Camomile Drive, Wickford, Essex SS11 8HD, UK	Ordinary Euro 0.32	20,000

Presenter's Name: Ronan Murphy

Address: Anglo Irish Bank Corporation plc
18/21 St Stephen's Green, Dublin 2

Telephone 01 616 2506

Reference rm/cj

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B

Consideration for allotment(s) consist of *(✓ as appropriate)*

Cash [✓] Complete Section C

Non-Cash [ ] Complete Section D

Both Cash and Non-Cash [ ] Complete Sections C & D

Shares allotted in consideration of capitalisation of profits or reserves only (Section 68(1) Finance Act, 1973) [ ]

Exemption claimed under Section 72 Finance Act, 1973, as amended [ ]

Relief claimed in respect of the redemption of shares [ ]

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
19,000	Ordinary	0.32	0.77	14,716.26
120,000	Ordinary	0.32	1.09	131,036.97

Denomination Euro

Conversion rate, if any

Total value of consideration € 145,753.23

Enter this amount in page 3 section E1

D

Allotment(s) for non-cash consideration

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Shares allotted under the Share Option Scheme

Denomination

Conversion rate, if any

Total value of consideration *note three* € 0.00

Enter this amount in page 3 section E2

Note Three
The total value of the consideration must be stated for allotments for non cash consideration

I hereby certify that the above particulars contained in this form are correct

[ ] Director [✓] Company Secretary

Signature [signature]

Date 15 August 2002

Name *Block letters please*

RONAN MURPHY

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Companies Capital Duty

Calculation of Duty

Statement required under
Section 69, Finance Act, 1973, as amended

Company Number

22045

Date of allotment(s) made on 31/07/2002
notes one and two

or made from ______ to ______

E		F	
Value of assets contributed or to be contributed		Nominal value of shares allotted	
1. Total from Section C	€ 145,753.23		1. Amount/ Denomination
+			
2. Total from Section D	€ 0.00		2. Conversion Rate
3. Total 1 + 2 above	€ 145,753.23	€	3. Amount in €
4. Expenses *note four*	€ 0.00		
5. Total 3 - 4	€ 145,753.23		

Note Four
Ascertained in accordance with the provisions of Section 70 Finance Act, 1973. Full details including copies of invoices and receipts, must be submitted with this form.

Greater amount of boxes E5 or F3

€ 145,753.23

Stamp Duty at € 1.27 per € 127.00 or part thereof — € 1,458.00

Interest for 0 months *note five* — € 0.00

Note Five
Interest at the rate of 1% per month or part of a month is charged on duty not paid within one month of the date of the allotment. (Round to nearest €).

Total Due (CCD) — € 1,458.00

Euro 12.00 +
€ ~~12.70~~ Companies Office Registration Fee

Total Due (CCD + Reg. Fee) — € 1,470.00

Companies Capital Duty must be paid before lodgement of this return with the Companies Registration Office.

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